Exhibit 4.1

EIGHTH SUPPLEMENTAL INDENTURE

EIGHTH SUPPLEMENTAL INDENTURE dated as of September 19, 2016 between Sabine Pass Liquefaction, LLC, a Delaware limited liability company (the “Company”) and The Bank of New York Mellon, as Trustee under the Indenture referred to below (the “Trustee”).

WHEREAS, the Company and the Trustee previously have entered into an indenture, dated as of February 1, 2013 (the “Original Indenture”, as supplemented by the First Supplemental Indenture, dated as of April 16, 2013, the Second Supplemental Indenture, dated as of April 16, 2013, the Third Supplemental Indenture, dated as of November 25, 2013, the Fourth Supplemental Indenture, dated as of May 20, 2014, the Fifth Supplemental Indenture, dated as of May 20, 2014, the Sixth Supplemental Indenture, dated as of March 3, 2015 and the Seventh Supplemental Indenture, dated as of June 14, 2016, the “Indenture”);

WHEREAS, the Indenture provides for, among other things, that, subsequent to the execution of the Original Indenture, the Company and the Trustee may, without the consent of Holders of any series of Notes issued under the Indenture, enter into one or more indentures supplemental to the Original Indenture to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under the Indenture of any Holder in accordance with Section 9.01(5) thereof;

WHEREAS, the Company has requested, and hereby requests, that the Trustee join in the execution of this Eighth Supplemental Indenture;

WHEREAS, pursuant to Section 9.01 of the Original Indenture, the Trustee is authorized to execute and deliver this Eighth Supplemental Indenture; and

WHEREAS, all things necessary to make this Eighth Supplemental Indenture a valid agreement of the parties and a valid supplement to the Original Indenture have been done.

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants contained herein and in the Indenture and for other good and valuable consideration, the receipt and sufficiency of which are herein acknowledged, the Company and the Trustee hereby agree, for the equal and ratable benefit of all Holders, as follows:

Section 1.01 Capitalized Terms.

All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Original Indenture.

Section 1.02 Amendments to the Original Indenture

The Original Indenture is hereby amended by amending and restating Section 4.33 in its entirety as follows:

Changes in Covenants when Notes Rated Investment Grade.

(a) If, on any date, following the Notes Issue Date:

(1) the Notes receive at least two Investment Grade Issue Ratings; and

(2) no Default or Event of Default shall have occurred and be continuing,

then, beginning on that date and continuing at all times thereafter regardless of any subsequent changes in the rating of the Notes, the covenants set forth in Sections 4.15, 4.25, 4.30, and clause (d) of Section 5.01 will no longer be applicable to the Notes.

(b) If, on any date following the date on which (1) the Company satisfies the conditions in clauses (1) and (2) of Section 4.33(a) and (2) Parent (or any successor entity thereto) has a rating from all Acceptable Rating Agencies that rate both Parent (or any successor entity thereto) and the Company that is equivalent to or better than the Company’s rating from all Acceptable Rating Agencies that rate Parent (or any successor entity thereto) and the Company, then the covenant set forth in Section 4.10 will no longer be applicable to the Notes, beginning on such date and continuing until the Reversion Date (as defined below).

If, on any date, Parent (or any successor entity thereto) no longer has a rating from all Acceptable Rating Agencies that rate both Parent (or any successor entity thereto) and the Company that is equivalent to or better than the Company’s rating from all Acceptable Rating Agencies that rate Parent (or any successor entity thereto) and the Company, then on such date (the “Reversion Date”) the covenant set forth in Section 4.10 will be reinstated as if such covenant had never been suspended and will be applicable unless and until the conditions in the preceding paragraph of this clause (b) are satisfied. No Default, Event of Default or breach of any kind shall be deemed to exist under this Indenture or the Notes with respect to the covenant set forth in Section 4.10 and neither the Company nor any of its Subsidiaries shall bear any liability for, any actions taken or events occurring during the Suspension Period (as defined below), or any actions taken at any time pursuant to any contractual obligation arising prior to the Reversion Date, regardless of whether such actions or events would have been permitted if the covenant set forth in Section 4.10 remained in effect during such period. The period of time between the date of the suspension of the covenant set forth in Section 4.10 and the Reversion Date is referred to as the “Suspension Period.”

(c) In addition, on any date following the date on which the Company satisfies the conditions in clauses (1) and (2) of Section 4.33(a), the covenants set forth in Sections 4.08 and 4.20 shall be of no further force and effect and shall be replaced with the following:

“The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, permit, suffer to exist or otherwise be or become liable with respect to, contingently or otherwise (collectively, “incur”), any Indebtedness and the Company will not permit any of its Restricted Subsidiaries to issue preferred stock; provided, however, that the Company and any Guarantor may incur Indebtedness or directly or indirectly create or incur or otherwise be or become liable with respect to any Guarantee if such Indebtedness or Guarantee would have been permitted to be incurred pursuant to any of clauses (d) through (r) of Section 4.08 (prior to giving effect to the change in covenants contemplated by this paragraph or any of the following conditions are satisfied:

(1) with respect to an incurrence of Indebtedness that is (i) Expansion Debt or (ii) Permitted Refinancing Indebtedness of the Company or any of its Restricted Subsidiaries in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that would have been permitted to be incurred pursuant to clauses (a), (b) or (c) of Section 4.08 (prior to giving effect to the change in covenants contemplated by this paragraph, the Company shall have delivered to the Trustee a certificate of an Authorized Officer of the Company certifying that the amount of all Senior Debt (excluding Working Capital Debt and excluding all Indebtedness or Guarantees that would have been permitted to be incurred pursuant to clauses (f), (g), (h), (i), (j), (k), (l), (m), (o), (p) and (q) of Section 4.08 (prior to giving effect to the change in covenants contemplated by this paragraph) outstanding after giving effect to the incurrence of such Indebtedness and the application of the proceeds therefrom, is capable of being amortized to a zero balance by the termination date of the last to terminate of the Applicable Facility LNG Sale and Purchase Agreements such that the Projected Debt Service Coverage Ratio after the last Guaranteed Substantial Completion Date with respect to any Trains then in construction (or if the In-Service Date has occurred with respect to all Trains, the date of incurrence of the Indebtedness) through the terms of such Applicable Facility LNG Sale and Purchase Agreements, would be at least 1.5 to 1.0; provided that (i) the Projected Debt Service Coverage Ratio shall be calculated (x) solely with respect to Contracted Cash Flow; and (y) using an interest rate equal to the weighted average interest rate of all such Senior Debt outstanding after giving effect to the incurrence of the Indebtedness and the application of the proceeds therefrom and (ii) all of the Indebtedness required or anticipated to be incurred in connection with the construction of each of Train One and Train Two, Train Three and Train Four and Train Five has either been (x) fully funded or (y) no longer has any conditions precedent to funding that have not been satisfied or waived; or

(2) (A) the Indebtedness to be incurred has received at least two Investment Grade Ratings and (B) the Company shall have received (i) letters from any two Acceptable Rating Agencies (or if only one Acceptable Rating Agency is then rating the Notes, the Company shall have received a letter from that Acceptable Rating Agency) to the effect that the Acceptable Rating Agency has considered the contemplated incurrence, and that, if the contemplated incurrence is consummated, such Acceptable Rating Agency would reaffirm the Investment Grade Issue Rating of the Notes as of the date of such incurrence and (ii) letters from all other Acceptable Rating Agencies then rating the Notes, if any, to the effect that the Acceptable Rating Agency has considered the contemplated incurrence, and that, if the contemplated incurrence is consummated, such Acceptable Rating Agency would reaffirm its then current rating of the Notes as of the date of such incurrence; or

(3) the Company shall have delivered to the Trustee a certificate of an Authorized Officer of the Company certifying that the amount of all Senior Debt (excluding Working Capital Debt and excluding all Indebtedness or Guarantees that would have been permitted to be incurred pursuant to clauses (f), (g), (h), (i), (j), (k), (l), (m), (o), (p) and (q) of Section 4.08 (prior to giving effect to the change in covenants contemplated by this paragraph) outstanding after giving effect to the incurrence of the Indebtedness and the application of the proceeds therefrom (A) would have resulted in a Debt Service

Coverage Ratio of at least 1.5 to 1.0 for the most recently ended four Fiscal Quarters and (B) is capable of being amortized to a zero balance by the termination date of the last to terminate of the Applicable Facility LNG Sale and Purchase Agreements such that after the last Guaranteed Substantial Completion Date with respect to any Trains then in construction (or if the In-Service Date has occurred with respect to all Trains, the date of incurrence of the Indebtedness) through the terms of such Applicable Facility LNG Sale and Purchase Agreements, the Projected Debt Service Coverage Ratio would be at least 1.5 to 1.0 for each Fiscal Year during such period; provided that (i) each of the Debt Service Coverage Ratio and the Projected Debt Service Coverage Ratio shall be calculated (x) solely with respect to Contracted Cash Flow; and (y) using an interest rate equal to the weighted average interest rate of all such Senior Debt outstanding after giving effect to the incurrence of the Indebtedness and the application of the proceeds therefrom and (ii) all of the Indebtedness required or anticipated to be incurred in connection with the construction of each of Train One and Train Two, Train Three and Train Four and Train Five has either been (x) fully funded or (y) no longer has any conditions precedent to funding that have not been satisfied or waived.

(d) In the event that the Company satisfies the conditions set forth in clauses (1) and (2) of Sections 4.33(a) or (b), the Company will provide written notice of such event to the Trustee.”

Section 1.03 Additional Amendments to the Original Indenture

The Original Indenture is hereby amended as follows:

(a) Section 5.01(e) of the Original Indenture is hereby amended and restated as follows:

“the Company shall have delivered to the Trustee a certificate from an Authorized Officer of the Company and an Opinion of Counsel, each stating that such consolidation or merger, or sale or disposition and such supplemental indenture, Security Documents and registration rights agreement, if any, comply with this Indenture and that all conditions precedent provided for in this Indenture relating to such transaction have been complied with; and”

(b) Section 5.01 of the Original Indenture is hereby further amended by inserting the following as clause (f) immediately after clause (e) thereof:

“either (i) the Company shall have received letters from all Acceptable Rating Agencies then rating the Notes (or if only one Acceptable Rating Agency is then rating the Notes, the Company shall have received a letter from that Acceptable Rating Agency) to the effect that the Acceptable Rating Agency has considered the contemplated transaction or transactions, and that, if the contemplated transaction or transactions are consummated, such Acceptable Rating Agency would reaffirm the then current rating of the Notes as of the date of such transaction or transactions or (ii) the transaction or transactions have been consented to by Secured Debt Holders holding greater than 50% of the aggregate principal amount of Secured Debt then outstanding.”

Section 1.04 Governing Law.

THE LAW OF THE STATE OF NEW YORK WILL GOVERN AND BE USED TO CONSTRUE THIS EIGHTH SUPPLEMENTAL INDENTURE WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES THEREOF OTHER THAN SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW.

Section 1.05 Counterpart Originals.

The parties may sign any number of copies of this Eighth Supplemental Indenture. Each signed copy will be an original, but all of them together represent the same agreement. The exchange of copies of this Eighth Supplemental Indenture and of signature pages by facsimile or electronic format (i.e., “pdf” or “tif”) transmission shall constitute effective execution and delivery of this Eighth Supplemental Indenture as to the parties hereto and may be used in lieu of the original Eighth Supplemental Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or electronic format (i.e., “pdf” or “tif”) shall be deemed to be their original signatures for all purposes.

Section 1.06 Effect of Headings, etc.

The Headings of the Sections of this Eighth Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this Indenture and will in no way modify or restrict any of the terms or provisions hereof and will not affect the construction hereof.

Section 1.07 The Trustee.

The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Eighth Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Company.

[Signatures on following page]

IN WITNESS WHEREOF, the parties hereto have caused this Eighth Supplemental Indenture to be duly executed and attested, all as of the date first above written.

Dated as of September 19, 2016

SABINE PASS LIQUEFACTION, LLC

By:	/s/ Michael J. Wortley
Name:	Michael J. Wortley
Title:	Chief Financial Officer

THE BANK OF NEW YORK MELLON, as Trustee

By:	/s/ Latoya S. Elvin
Name:	Latoya S. Elvin
Title:	Vice President